# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FOOT LOCKER, INC., CIK 0000850209
CUSIP: 344849104
Title of class of securities: Common stock
Address of issuer's principal executive offices: 330 West, 34th Street, New York, New York (NY), 10001
Date of event which requires filing of this statement: 07/18/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001810554

## Reporting persons
- Vesa Equity Investment S.a r.l.: type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); sole voting power 0; shared voting power 4,626,413; sole dispositive power 0; shared dispositive power 4,626,413; aggregate amount beneficially owned 4,626,413 (4.8% of the class)
- EP Equity Investment S.a r.l.: type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); sole voting power 0; shared voting power 4,626,413; sole dispositive power 0; shared dispositive power 4,626,413; aggregate amount beneficially owned 4,626,413 (4.8% of the class)
- EP Investment S.a r.l.: type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); sole voting power 0; shared voting power 4,626,413; sole dispositive power 0; shared dispositive power 4,626,413; aggregate amount beneficially owned 4,626,413 (4.8% of the class)
- Daniel Kretinsky: type of reporting person: individual (IN); citizenship or place of organization: Czech Republic (2N); sole voting power 0; shared voting power 4,626,413; sole dispositive power 0; shared dispositive power 4,626,413; aggregate amount beneficially owned 4,626,413 (4.8% of the class)

## Item 1. Issuer
Name of issuer: FOOT LOCKER, INC.
Address of issuer's principal executive offices: 330 West 34th Street, New York, New York 10001.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed jointly by (i) Vesa Equity Investment S.a r.l., a company organized and existing under the laws of Luxembourg ("Vesa Equity"), (ii) EP Equity Investment S.a r.l., a company organized and existing under the laws of Luxembourg ("EP Equity Investment"), (iii) EP Investment S.a r.l., a company organized and existing under the laws of Luxembourg ("EP Investment") and (iv) Daniel Kretinsky (each a "Reporting Person" and, collectively, the "Reporting Persons").

The Reporting Persons have signed a joint filing agreement pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, which is filed as Exhibit 1 hereto.
Address of principal business office or, if none, residence:
The address of the principal office of each of Vesa Equity, EP Equity Investment and EP Investment is 2, place de Paris, L-2314 Luxembourg.

The address of the principal office of Daniel Kretinsky is Parizska 26, 110 00 Prague, Czech Republic.
Citizenship: Vesa Equity Investment S.a r.l. is organized under the laws of the Luxembourg. EP Equity Investment S.a r.l. is organized under the laws of Luxembourg. EP Investment S.a r.l. is organized under the laws of Luxembourg. Daniel Kretinsky is a Czech citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Vesa Equity Investment S.a r.l. is the record holder of the reported shares of common stock. The principal shareholder of Vesa Equity is EP Equity Investment S.a r.l. and its principal shareholder is EP Investment S.a r.l., the ultimate beneficial owner of which is Daniel Kretinsky. Each of EP Equity Investment S.a r.l., EP Investment S.a r.l. and Mr. Kretinsky may be deemed to share voting and dispositive power over, and thus to be an indirect beneficial owner of, the shares owned by Vesa Equity Investment S.a r.l.

Each Reporting Person: 4,626,413.
Percent of class:
Vesa Equity Investment S.a r.l. is the record holder of the reported shares of common stock. The principal shareholder of Vesa Equity is EP Equity Investment S.a r.l. and its principal shareholder is EP Investment S.a r.l., the ultimate beneficial owner of which is Daniel Kretinsky. Each of EP Equity Investment S.a r.l., EP Investment S.a r.l. and Mr. Kretinsky may be deemed to share voting and dispositive power over, and thus to be an indirect beneficial owner of, the shares owned by Vesa Equity Investment S.a r.l.

Each Reporting Person: 4.8%.

All share percentage calculations in this Schedule 13G are based on 95,444,721 shares of common stock of the Issuer outstanding as of July 7, 2025, as set forth in the Issuer's definitive proxy statement filed with the SEC on July 11, 2025.
Sole power to vote or to direct the vote: Each Reporting Person: 0
Shared power to vote or to direct the vote: Each Reporting Person: 4,626,413
Sole power to dispose or to direct the disposition: Each Reporting Person: 0
Shared power to dispose or to direct the disposition: Each Reporting Person: 4,626,413

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement, dated as of July 8, 2022, by and among the Reporting Persons (previously filed at Exhibit 99.1 to the Schedule 13G filed on July 8, 2022 and incorporated by reference herein).
Exhibit 2: Power of Attorney of Vesa Equity Investment S.a r.l., dated May 18, 2020 (previously filed at Exhibit 99.1 to the Schedule 13G filed on May 18, 2020 and incorporated herein by reference).
Exhibit 3:Power of Attorney of EP Equity Investment S.a r.l., dated April 30, 2021 (previously filed at Exhibit 24.1 to the Form 3 filed on May 6, 2021 and incorporated herein by reference).
Exhibit 4: Power of Attorney of EP Investment S.a r.l., dated May 18, 2020 (previously filed at Exhibit 99.2 to the Schedule 13G filed on May 18, 2020 and incorporated herein by reference).
Exhibit 5: Power of Attorney of Daniel Kretinsky, dated May 18, 2020 (previously filed at Exhibit 99.3 to the Schedule 13G filed on May 18, 2020 and incorporated herein by reference).

## Signatures
- Vesa Equity Investment S.a r.l.: /s/ Marek Spurny, Marek Spurny/Authorized Signatory (07/22/2025)
- Vesa Equity Investment S.a r.l.: /s/ Pascal Leclerc, Pascal Leclerc/Authorized Signatory (07/22/2025)
- EP Equity Investment S.a r.l.: /s/ Pavel Horsky, Pavel Horsky/Authorized Signatory (07/22/2025)
- EP Equity Investment S.a r.l.: /s/ Pascal Leclerc, Pascal Leclerc/Authorized Signatory (07/22/2025)
- EP Investment S.a r.l.: /s/ Marek Spurny, Marek Spurny/Authorized Signatory (07/22/2025)
- EP Investment S.a r.l.: /s/ Pascal Leclerc, Pascal Leclerc/Authorized Signatory (07/22/2025)
- Daniel Kretinsky: /s/ Daniel Kretinsky, Daniel Kretinsky/Authorized Signatory (07/22/2025)